

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 20, 2017

<u>Via E-mail</u>
Uurtsaikh Dorjgotov
Chief Legal Officer
Mongolian Mining Corporation
16th Floor, Central Tower, Sukhbaatar District
Ulaanbaatar 14200, Mongolia

> **Re:** **Mongolian Mining Corporation**
> **Application for Qualification of Indenture on Form T-3**
> **Response dated April 11, 2017**
> **File No. 022-29041**

Dear Ms. Dorjgotov:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   We note your response to prior comment 1 that no new notes will be issued before qualification. However, your annual results announcement for the year ended December 31, 2016 states that 96% of "consenting" noteholders entered into restructuring support agreements as of January 23, 2017. Please advise us whether RSAs and any other agreements to exchange old notes for new notes should be considered sales under Section 306 of the TIA. In this regard, please provide an analysis of the impact on you if sales have occurred prior to qualification. For guidance, refer to the Trust Indenture Act of 1939 Compliance and Disclosure Interpretation, Question 101.05.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Danni Lin
        Varun Natteri Mangadu
        Faisal Baloch
        Davis Polk & Wardwell